Doane Pet Care Company
210 Westwood Place South, Suite 400
Brentwood, TN 37027
February 2, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Doane Pet Care Company

Registration Statement on Form S-4

Filed December 28, 2005

File No. 333-130739
Dear Mr. Schwall:
      The Registrant has filed through EDGAR and separately forwarded a courtesy copy of Amendment No. 1 to the above-referenced Registration Statement which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence. This letter sets forth the Registrant’s response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated January 24, 2006. For your convenience, the comment provided by the Staff has been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to the comment is set forth immediately below the text of the comment. All page references are to Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.
Form S-4
Undertakings, page II-3
1. Include the undertakings Item 512(a) of Regulation S-K requires.
      Response: The Registrant acknowledges Comment No. 1 and has revised the Registration Statement accordingly.
      If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Ji Kim of the same firm at (212) 237-0149.

Very truly yours,

DOANE PET CARE COMPANY

By:	/s/ Philip K. Woodlief

Philip K. Woodlief
Vice President, Finance and Chief Financial Officer

cc:	Jason Wynn
Alan Baden